LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2008	aschick@luselaw.com

May 23, 2008

VIA EDGAR

Ms. Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Energy Services Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
File No. 1-32998

Dear Ms. Long:

          On behalf of Energy Services Acquisition Corp. (the “Company”), and pursuant to Rule 101 of Regulation ST and Rule 14a-6 of Schedule 14A, we are filing revised preliminary proxy materials. The revised preliminary proxy material have been revised in response to the Staff’s letter dated April 18, 2008. The Company’s responses are set forth below and are keyed to the staff’s comment letter.

General

1.

We note the penultimate paragraph of your response letter; however, an authorized company representative must directly provide the Tandy representations. Please submit this separate letter on EDGAR as correspondence.

Energy Services has submitted this letter, dated today, on Edgar as correspondence.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Ms. Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
May 23, 2008

2.	Please provide updated financial statements and related disclosures throughout the proxy statement.

Updated financial statements and related disclosures have been provided throughout the proxy statement.

Summary of the Material Terms of the Acquisitions, page 1

3.

We note your disclosure in response to comment 3 in our letter dated April 18, 2008 that the aggregate cost of the ST Pipeline and C.J. Hughes transactions total $53.2 million. In the bullet points where you have added this disclosure, please also quantify the amount of long term debt that the company will assume in connection with the transactions.

The amount of long term debt to be assumed by the Company has been disclosed on pages 2 and 3.

4.

We note your response to comment 4 in our letter dated April 18, 2008. Please also quantify each of the pro forma amounts due in cash and notes payable to the ST Pipeline shareholders as a result of their 2008 earnings distribution.

The disclosure on page 1 has been revised to reflect the total amount paid and still due for 2007 and 2008 income distributions in the aggregate.

Dilution of Unaffiliated Shareholders, page 15

5.

We note your response to comment 7 in our letter dated April 18, 2008. Please clarify whether the ownership percentages following the completion of the transactions takes into account all of the 2,964,772 shares to be issued at the closing of the C.J. Hughes acquisition (as noted on page 28), since you reflect on page 20 that only 1,025,434 of those shares will be issued to your affiliates in connection with the C.J. Hughes transaction.

This is to confirm that the ownership percentages following the completion of the transactions take into account the 2,964,772 shares to be issued at the closing of the C.J. Hughes acquisition. The disclosure on pages 15 and 16 have been so clarified.

ST Pipeline Selected Financial Information and C.J. Hughes Selected Financial Information, page 23

6.

Based on the determination that ST Pipeline and C.J. Hughes are predecessors of Energy Services, please provide selected financial data for each entity for each of the five years ended December 31, 2007. In addition, we note the footnote disclosures you provided related to the impact of the shareholder distributions and income tax expenses on the historical financial statements of ST Pipeline and C.J. Hughes. In light of the magnitude of these adjustments and based on the fact that the historical amounts do not fully reflect the expected impact of the entities being acquired, it continues to appear to us that more transparent pro forma disclosures, within the tabular presentations, would be more appropriate.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Ms. Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
May 23, 2008

Selected financial data for each of ST Pipeline and C.J. Hughes for each of the five years ended December 31, 2007 have been included on pages 23 and 24. Pro forma information has been added to the summary historical financial information to more prominently display the effect of the adjustments.

Proposal II — Approval of the C.J. Hughes Acquisition, page 58 Background of the C.J. Hughes Acquisition, page 58

7.

We note your response to comment 12 in our letter dated April 18, 2008. Please clarify how Mr. Reynolds calculated the minimum purchase price of $32,555.79 per share and how the price was negotiated from that minimum amount to the final agreed upon price reflected in the Merger Agreement.

Disclosure language has been added at pages 60 and 61 providing greater detail as to how Mr. Reynolds determined the minimum purchase price for C.J. Hughes and how the price was negotiated from that minimum amount to the final agreed upon price.

Fairness Opinion of Legacy Capital Fund, Inc., page 78

8.

We note the additional disclosures on pages 81 and 82 related to ST Pipeline. In regard to the disclosure that it was determined that ST Pipeline’s 2007 operating results are not representative of the company’s ongoing operating performance, please revise the related MD&A to comprehensively explain and discuss this determination, the reasons for it, and the expected impact on future operating results. Also, in regard to the disclosure related to shareholder distributions, please clarify if the valuation of ST Pipeline includes those distributions and if not, why not.

Disclosure has been added on pages 111, 114 and 115 discussing the reasons why ST Pipeline’s operating performance for 2007 is not representative of its anticipated normalized operating performance. In particular, the 2007 revenues include the impact of a large contract that was completed in 2007 and is not expected to be a recurring source of revenue. In addition clarifying language has been added at page 82 relating to the consideration of shareholder distributions to the valuation of ST Pipeline by Legacy Capital.

9.

We note your response to comment 4 in our letter dated April 18, 2008 that for accounting purposes any note payable would not be considered part of the purchase price. However, the financial advisor opinion states that any notes issued to the ST Pipeline shareholders for the balance of their earnings distributions could be considered additional consideration. Since the financial advisor was unable to predict the amount of any notes, it assumed for purposes of its opinion that no additional note to these shareholders will be necessary at closing. Since you disclose on page 2 that if the transaction had closed at December 31, 2007, notes payable of $10.7 million would have been distributed prior to closing, please clarify what affect, if any, this would have on the financial advisor opinion.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Ms. Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
May 23, 2008

Disclosure has been added on page 82 in response to the staff’s comment.

10.

We note your response to comment 17 in our letter dated April 18, 2008. Please explain why Legacy believed that ST Pipeline’s operating results for 2007 were not representative of the its ongoing operating performance.

Disclosure has been added on page 82 clarifying the reasons why 2007 operations were not representative of ST Pipeline’s operations. 2007 income included the impact of one significant contract that was completed in 2007, and therefore will not be a recurring source of revenue for ST Pipeline.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 86 Note 2 - Purchase Price and Preliminary Purchase Price Allocation, page 96

11.

We note your response to prior comment 22. We remind you that the objective of pro forma financial statements as stated in Article 1l-02(a) of Regulation S-X is to provide investors with information about the continuing impact of transactions and to assist them in analyzing the future prospects of the registrant, including the recoverability of the resulting goodwill. After reviewing the disclosures in the sections you refer to in your response, it remains unclear to us what specific factors contribute to purchase prices for each acquisition that result in a significant amount of goodwill. It also remains unclear to us why goodwill, as a percentage of each purchase price, is significantly different and does not appear to be based on the historical size or profitability of each acquisition. As previously requested in prior comment 22, please specifically disclose and discuss your determination of each purchase price in light of the factors noted above, the factors we previously referred to in comment 22 as well as your preliminary determination that there are no material intangible assets that meet the recognition criteria of paragraph 39 of SFAS 141. In light of the materiality of goodwill to the pro forma financial statements, we continue to believe that additional disclosures in the pro forma financial statements are warranted.

Disclosures have been added to Note 2 to the Pro Forma financial statements in response to this comment and prior comment 22.

12.

We note your revision in response to prior comment 24. Please continue to reassess your determination as to the potential variation in the C.J. Hughes consideration and include this discussion in the purchase price disclosures in the pro forma footnotes on page 96.

The Company will continue to reassess its determination that the likelihood of an adjustment to the stock portion of the C.J. Hughes purchase consideration is unlikely. Based on the March 31, 2008 stock price of Energy Services, the likelihood for an adjustment is still considered remote. The disclosure has been added in pro forma Note 2 on page 94.

13.	Please revise the C.J. Hughes purchase price allocation disclosures on page 96 and throughout the proxy to correspond with the disclosures in the pro forma balance sheet.

The disclosures on page 96 and throughout the document have been revised to conform to the pro forma balance sheet.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Ms. Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
May 23, 2008

Note 3 - Pro Forma Balance Sheet Entries, page 97

14.	Please appropriately reference the pro forma adjustments to C.J. Hughes common stock and additional paid-in-capital to footnote (7).

The references to the pro forma adjustments on the balance sheets have been corrected.

Note 4 - Pro Forma Income Statement Entries, page 98

15.

It appears to us that the interest expense calculated in note 3 only relates to the $3 million note payable to the shareholders of ST Pipeline but not the $10.7 million note payable. Please clarify or revise.

The Staff is advised that the purchase agreement does not provide for interest to be paid on the note payable that will be distributed to ST Pipeline shareholders for any additional income distributions due to them prior to the closing. ST Pipeline projects that it will have sufficient cash flow from the collection of accounts receivable to permit the withdrawal of any amounts due prior to closing. In the event this is not the case, Energy Services intends to repay any remaining balance on the note promptly after the closing of the transaction. Consequently, any interest would not be material.

MD&A - ST Pipeline and C.J. Hughes, pages 112 and 127

16.

We note your revisions in response to prior comments 30 and 34. We continue to believe that the related MD&As do not adequately address reasons for the material differences in the operating results of the entities being acquired. Please revise. In addition, please continue to update the status of the outstanding receivables.

The MD&A’s for both companies have been revised and an Overview section added to the Results of Operations section to address the differences.

Critical Accounting Policies - Revenue Recognition, pages 119 and 136

17.

We note your revisions in response to prior comment 32. Please revise to clarify the companies’ methods of measuring the extent of progress under their fixed rate contracts, whether based on units completed or costs incurred to date. See paragraph 44 of SOP 81-1. As appropriate, please ensure that the revenue recognition policies within the historical financial statements are consistently revised. In addition, based on the disclosures regarding customer acceptance provisions, please provide us with a summary of the general terms and timeframes of each companies contracts and their basis for determining that percentage of completion accounting is appropriate.

We have clarified that the companies’ measure percentage of completion based on costs incurred to date. The measurement of units is for billing purposes only. The contracts are for a fixed amount based on estimated units, which vary slightly from actual length due to the variances in

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Ms. Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
May 23, 2008

how the pipe may be laid. We have not furnished any information on customer acceptance as this is only for purposes of approving the periodic billing, which is an ordinary and customary process. We believe the revenue recognition discussed in the financial statements is appropriate.

Historical Financial Statements - Energy Services Acquisition Corp. Statements of Cash Flows, page F-6

18.

It is not clear to us why you deleted the inception to date statement of cash flows as we note this statement is properly referred to in the auditors’ report but is now not included in the proxy statement. Please revise.

The inception to date cash flow statement was included in the proxy draft submitted to the Commission via Edgar on April 29, 2008. However, it was inadvertently deleted from the marked copy delivered to the Staff. We apologize for the error.

Historical Financial Statements - ST Pipeline, Inc. General - Predecessor

19.

We note your response to prior comment 39 and the determination that ST Pipeline will be a predecessor of Energy Services. Therefore, it appears to us that this proxy statement essentially represents an initial registration statement for ST Pipeline. Based on that determination, it is not clear to us why you do not believe that you should comply with prior comment 39 in ST Pipeline’s financial statements in the current proxy statement. Please advise or revise.

Based on our discussions with the Staff, the Company agrees that, upon completion of the transaction, ST Pipeline will be a predecessor of Energy Services. The Staff has agreed that the reference to the PCAOB in the audit opinion is not required. We confirm that subsequent to acquisition that there will be no lapse in audited periods for a predecessor. We have added pro forma disclosures in the historical March 31, 2008 balance sheet, the historical income statements, and the historical summary financial information on page 23 in response to the Staff’s comments.

20.

Please add a note to the ST Pipeline historical financial statements and the selected financial information on page 23 that the shareholders of ST Pipeline are also entitled to withdraw 95% of ST Pipeline’s 2008 net income through the closing.

Disclosures have been added in the ST Pipeline historical financial statements and to the selected financial information on page 23 in response to the Staff’s comments.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Ms. Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
May 23, 2008

Note 8 – Lines of Credit, page F-29

21.	Please revise the related MD&A liquidity disclosures to update the status of the expiration date for each material line of credit agreement.

Pages 119 and 138 of the disclosure has been revised in response to the Staff’s comment.

Historical Financial Statements - C.J. Hughes Construction Company, Inc.
General – Predecessor

22.

We note your response to prior comment 40 and the determination that C.J. Hughes will be a predecessor of Energy Services. Therefore, it appears to us that this proxy statement essentially represents an initial registration statement for C.J. Hughes. Based on that determination, it is not clear to us why you do not believe that you should comply with prior comment 40 in C.J. Hughes financial statements in the current proxy statement. In addition, although we agree it is appropriate for the current auditor to refer to another auditors report, we continue to believe that that report is required to be included in the proxy statement and that additional disclosures maybe required under Item 304 of Regulation S-K.

Based on our discussion with the Staff, the Company agrees that upon completion of the transaction that C.J. Hughes will be a predecessor of Energy Services. The current auditors of C.J. Hughes have reaudited the 2006 financial statements and their opinion is included in the revised proxy statement. The Staff has agreed that the reference to the PCAOB in the audit opinion is not required and that the auditors do not need to be registered with the PCAOB. We confirm that subsequent to acquisition that there will be no lapse in audited periods for a predecessor. We have added pro forma disclosures in the historical March 31, 2008 balance sheet, the historical income statements, and the historical summary financial information on page 23 in response to the Staff’s comments.

We confirm on behalf of C.J. Hughes that there were no disagreements with the predecessor auditor that require disclosure under Item 304(b) of Regulation S-K.

Note 2 — Summary of Significant Accounting Policies - Goodwill, page F-39

23.

We note your responses to prior comment 44. Based on the determination that C.J. Hughes is a predecessor of Energy Services, please provide the supplemental pro forma disclosures required by paragraphs 54 and 55 of SFAS 141.

Based on discussions with the Staff, the disclosures referenced in this comment are not required in these financial statements.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Ms. Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
May 23, 2008

Note 5 - Related Party Transactions, page F-42

24.	We note your response to prior comment 47. Please revise the related MD&A liquidity disclosures to address the term of the shareholder advance.

The disclosures on page 123 have been revised in response to the Staff’s comments.

Segments and Significant Customers

25.

We note your response to prior comment 48. Based on the determination that C.J. Hughes is a predecessor of Energy Services, please provide the disclosures required by SFAS 131 including, to the extent applicable, how you determined that the aggregation of any operating segments is appropriate.

Based on our discussion with the Staff, the disclosures referenced in this comment are not required in these financial statements.

          We trust the foregoing is responsive to the Staff’s comments. We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2008 or Marc Levy at 202-274-2009.

Very truly yours,

/s/ Alan Schick

Alan Schick

cc:	Marshall T. Reynolds, Chairman of the Board
Edsel R. Burns, Director
Sam Lolan, Castaing Hussey Lolan LLC
Marc Levy, Esq.